FirstPrinciples 1
Our Code Of Business Conduct And Ethics
November 2004
Introduction — Building on Our Traditions
What is FirstPrinciples?
FirstPrinciples is Our Code of Business Conduct and Ethics. It documents and promotes the standards of business conduct and ethics that have been approved by the Board of Directors of the Bank of Montreal to deter wrongdoing.
Who Must Comply with FirstPrinciples?
This Code applies to every director, officer, and employee BMO Financial Group (BMO or “the Enterprise”). Every director, officer and employee is provided with a copy of, or online access to, FirstPrinciples and is required to certify each year that they have read, are aware of, understand and have complied with this Code. Access to FirstPrinciples, and other useful related information (such as resources for further guidance and key supporting BMO Policies) is available through the BMO Corporate Compliance website on BMO Central (the FirstPrinciples website).
It is our responsibility to ensure that we all understand and follow this Code - many Principles of which are supported by BMO’s Corporate Policies, Corporate Standards, and operating procedures (including directives, guidelines, or policies and procedures) both at a corporate and a local level, and act in accordance with the highest standards of personal and professional integrity. Similarly, we expect independent contractors and consultants providing services (i.e., third party arrangements) to BMO to maintain the same high standards of business conduct and ethics to which we hold ourselves. To that end, service providers should receive a copy of the Code.
Where should we look for Guidance?
If we are unsure of the legal, ethical or reputational implications of a situation or how to act or for general guidance on this Code, we can consult any one of the persons or departments indicated on the directory of key contacts provided on the FirstPrinciples website or we may simply contact our manager or BMO Corporate Compliance for guidance. BMO’s comprehensive framework of Enterprise policies provides further guidance in our continuing efforts to comply with applicable legal and regulatory requirements and to conduct ourselves in a fair and ethical manner.
1.  Doing What is Fair, Honest and Ethical
In order to earn and retain the trust and respect of each other within BMO as well as external stakeholders — including customers, suppliers, shareholders and the general public — principles of honesty, integrity, fair dealing and the highest ethical standards must underlie everything we do and every decision we make. We must not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of facts, or any other unfair dealing or unethical activity.
We will be judged not only in terms of how competent we are at conducting our business, but also on our integrity and how we behave at work, in community or political involvement or in the public expression of personal views. Accordingly, before embarking on any course of action we need to be able to answer “yes” to each of the following questions: Is it fair? Is it right? Is it legal?
BMO has a serious stake in ensuring that we all understand and follow this Code in both letter and spirit. The preservation of our reputation is dependent on strict adherence to its principles. We owe it to the people who built our proud traditions, and to the people we work with now, and to the people who will inherit our traditions. We can do no less.
2. Working to the Letter and Spirit of the Law
Each of us needs to be aware of and comply with applicable laws, rules and regulations of federal, provincial, state, and local governments and other appropriate public and self-regulatory agencies, as well as Enterprise policies that affect how we do our jobs. Corporately and individually, we must never knowingly violate laws or willfully blind ourselves to our legal or regulatory responsibilities or be a party to such actions or omissions. Fraud, such as kiting or float creation, corrupt practices such as the acceptance or offering of bribes or other criminal actions are not only strictly prohibited but anyone who believes that they may be occurring must inform senior management immediately. Also, we are required by law to be constantly on guard against those who would attempt to use our services or products to further their illegal actions and we must report suspicious activities to the appropriate persons and authorities. Some key requirements are highlighted below.
Some key requirements with which we must comply are highlighted below.
     (a) Anti-Competitive Behaviour.
We must comply with applicable laws and regulations governing marketplace competition, including those relating to marketing and advertising. This includes not entering into arrangements with others to lessen competition, engaging in prohibited tied selling practices or deceptive telemarketing or other improper marketing practices (such as misleading advertising). All such activities may give rise to legal action or regulatory sanction and negatively affect BMO’s reputation for dealing honestly and openly with its customers. Our Enterprise Policies provide information on how to avoid anti-competitive practices. If unsure, we must consult directly with our manager or BMO Corporate Compliance or BMO Law Department.
     (b) Compliance with Anti-Money Laundering and Anti-Terrorism Laws
BMO is committed to conducting business and operations in accordance with the highest ethical standards and in full conformity with all laws and regulations relating to anti-money laundering and anti-terrorism. For more information, we should consult the Enterprise Policy as well as other policies or guidance applicable in specific lines of businesses, legal entities and jurisdictions in which BMO conducts business (e.g., Harris Financial policies and corporate standards) which provide details of our practices and procedures.
     (c) Know Your Customer Principles
Our business decisions must always be based on a thorough knowledge of our clients, an understanding of their objectives and our commitment to deal with clients whose reputation and activities are compatible with our own high ethical standards. This will ensure not only that our clients are well-served, but also that our business relationships and actions are consistent with legal requirements, regulatory authority and Enterprise policies. To prevent being used by individuals or organizations to commit or further illegal or corrupt activities, we have a legal and ethical responsibility to properly identify, authenticate and understand our clients and customers. Failure to do so may expose BMO to the risk of legal sanctions, financial penalties and lasting damage to our reputation.
     (d) Compliance with Enterprise Policies
We must be aware of Enterprise policies corporate standards and operating procedures (including directives, guidelines or policies and procedures) that guide and govern our behavior in the performance of our day-to-day activities and conduct ourselves in a manner consistent with those policies and the Code.
     (e) Retention Of Documents & Protection Of Property
We all must comply with Enterprise policies relating to the creation, retention and maintenance of the accuracy of documents, including books and records. Appropriate retention periods are dependent on the nature and business applicability of the information, and employees should be aware of their banking unit’s policies relative to document retention. Instances where documents should be maintained beyond the normal retention period include when such documents are potentially relevant to a breach of law or any pending, threatened or foreseeable government investigation, audit, regulatory examination or proceeding. If we are unsure about whether a document (hard or soft copy) can be shredded or destroyed in accordance with Enterprise policies, we must escalate within BMO to ensure that the appropriate course of action is taken. Initial escalation should be to your manager and/or applicable Compliance Department. Other references to assist in determining the appropriate course of action may be found on the directory provided on the FirstPrinciples website.
It is also an objective of our policies to prevent the falsification, distortion, or misuse of our own or customer assets or documents. The improper use or accessing of BMO computing facilities or data, or the wilful destruction of or sabotaging of BMO property is also strictly prohibited.
     (f) Proper Disclosure.
Our public communications must be full, fair, accurate, objective, relevant, timely and understandable. The release of customer or BMO information, must be handled in full compliance with applicable laws, rules, regulations and Enterprise policies. In particular, all communications with and all disclosure in reports and documents filed with, or submitted to, applicable authorities, including regulators and stock exchanges, and all disclosure in other public communications must meet these standards. BMO does not comment on rumours, provide selective disclosure to anyone, or comment on analysts’ models and reports, except to correct factual errors. For our individual protection and that of BMO, we must follow Enterprise policies which set out very clear requirements on disclosure and clarify who talks to whom about what outside of BMO.
     (g) Personal Trading in Securities.
When we trade in securities, we must avoid actions that could give rise to even the appearance of an unfair or improper action. We are prohibited by securities laws from trading in securities of a publicly traded organization, including Bank of Montreal, when we have material confidential information about the organization that is generally unknown and unavailable to the public. The same securities laws that prevent us from using material confidential information for our personal benefit also prohibit us from passing it along to (or “tipping”) others — all others — even if we do so inadvertently. It is very important to ensure that our personal trading does not interfere with our work for BMO and we must comply with Enterprise policies when we do trade in securities.
What is Material Confidential Information?
Material confidential information is non-public information relative to the business and affairs of an issuer, including Bank of Montreal, that would reasonably be expected to have a significant effect on the market price or value of the issuer’s securities if it was generally known.
Are There Restrictions on Trading in Bank Securities?
By virtue of their positions and their deemed or actual access to material confidential information of Bank of Montreal, all directors as well as certain officers and employees must comply with Enterprise policies standards and procedures as well as other policies or guidance applicable in specific lines of businesses, legal entities and jurisdictions in which BMO conducts business (e.g., Harris Financial policies and corporate standards) when trading in securities of Bank of Montreal.
What are the Consequences of Non-Compliance?
The consequences of violating Enterprise policies, standards and procedures on personal trading in securities may be severe. An investigation will be conducted to determine whether trades in breach of Enterprise policy were made with material confidential information or involved other violations. If so, appropriate disciplinary action will be taken, including the forfeiting of any profits and, if appropriate, the regulators will be notified. The best way to avoid misusing material confidential information is to read Enterprise policies, standards and procedures personally. If still unsure, we must consult directly with any one of the appropriate persons and departments indicated on the directory provided on the FirstPrinciples website, our manager or BMO Corporate Compliance before buying or selling securities.
     (h) Respecting and Protecting Information.
What is Confidential Information?
Confidential information is all non-public information pertaining to BMO, its employees or customers (past, present or prospective). It includes material confidential information and data generated by BMO that contains or is derived from such confidential information.
What is Personal Information?
An important subset of confidential information is personal information of our customers and employees. Personal information is information that identifies an individual and is provided to or collected by BMO. Privacy laws and Enterprise policy allow an individual the right to control the personal information he or she provides to BMO and the choice to have his or her personal information used and disclosed by BMO. Accordingly, each of us has a duty to respect and protect an individual’s privacy while ensuring that confidential information is not inappropriately disclosed. There are special circumstances under which we might be required to disclose information without the individual’s consent, provided that the disclosure is not otherwise prohibited or restricted by law, regulation or Enterprise policy. Examples of these circumstances include where it is necessary to protect BMO’s assets or the public interest, or where there is some other legal obligation, such as a court order, to disclose. Even then we must act in accordance with laws, regulations and Enterprise policies, and only under the direction of BMO’s management. Protecting the privacy and confidentiality of customer and employee personal information requires vigilance on everyone’s part. The rule of thumb is: When in doubt, we do not disclose but we seek advice from our manager or the appropriate person identified on the FirstPrinciples website.
What is Proprietary Information?
Similarly, we must protect BMO’s non-public proprietary information. We must follow all applicable laws, rules, regulations and Enterprise policies and standards that govern the handling of confidential and personal information. All third parties that provide services for BMO that include the handling of BMO’s non-public proprietary information are also bound by these requirements and are accountable to BMO for how this information is used and disclosed.
     (i) Dealing with Authorities.
In the event that authorised internal or external investigations, audits, examinations or reviews are being conducted — whether by our auditors or compliance departments, or any government or law enforcement officials, investigators and regulators, or relevant non-governmental regulators — we must cooperate fully and must not make any false or misleading statements to or otherwise participate in misleading behaviour. All inquiries or requests or demands for information made by external investigators, regulators and auditors must be referred to any one of the appropriate persons and departments indicated on the directory provided on the FirstPrinciples website, BMO Corporate Compliance, our manager, or another person identified as the appropriate person to coordinate responses to such inquiries, requests and demands.
3. Respecting the Rights of Others
Treating people, their property and the environment with respect is an important part of doing things right at BMO.
     (a) Individual Rights.
BMO is committed to an equitable workplace in which all employees have the opportunity to pursue a full and rewarding career unimpeded by artificial barriers. We are also committed to the creating a workforce that reflects — at every job level — the diverse populations in the communities where we do business.
BMO does not tolerate any form of discrimination against or from any group or individual — any one of us or any client, supplier, or job applicant - including on the basis of race, colour, religion, national or ethnic origin, age, gender, sexual orientation, marital status, physical or mental disability, or a criminal offence for which a pardon has been granted.
Nor do we tolerate any display of offensive, unwelcome, intimidating or humiliating behaviour, intentional or otherwise; this kind of behaviour not only demeans others, but threatens our ability to build a workplace where we all can feel safe, comfortable and able to produce our best work. If any of us engages in this kind of behaviour, appropriate disciplinary action will be taken.
     (b) Property Rights and Information Security.
The premises, materials, systems, data, and assets of BMO are its property. We must protect it from theft, carelessness, misuse and abuse. BMO’s property must not to be used for our personal benefit. If we make use of BMO’s property, such as telephones, computers or related software, including software relating to email and the Internet, our use must be reasonable, efficient, for legitimate business purposes and in accordance with Enterprise policies.
One important way to preserve the integrity of BMO’s property is to record information accurately in all business transactions. We hold customer information in trust and therefore we must obtain and maintain this information accurately. The integrity of our organization is reinforced by the integrity of our records. Information is an asset and should be treated as such.
We need to be particularly vigilant in maintaining the confidentiality of all access codes for computing equipment, vaults and restricted areas. Likewise, we must respect the property rights of others. We do not duplicate copyrighted material such as software, printed, recorded or broadcast materials without the authorization of the copyright holders.
     (c) Environmental Rights.
We must always endeavour to give due consideration to relevant environmental factors when conducting our business and operations. BMO is committed both to the protection of the environment and to the principle of sustainable development — meeting the needs of the present without compromising the ability of future generations to meet their needs.
Corporately and individually, we must always demonstrate high standards of environmental responsibility. BMO is willing to work with government and industry in support of the principles of sustainable development and accountability for the environment, and to openly discuss our environmental practices with all relevant audiences.
We must take reasonable precautions to provide credit only to environmentally responsible borrowers. Internally, we should all help to improve our energy conservation and recycling programs and other environmental management practices.
     (d) Safe Work Environment Rights.
BMO is committed to our health, safety and wellbeing. Officers and managers must take reasonable precautions to provide and maintain a healthy and safe workplace and take reasonable care to ensure our health and safety as well as that of our customers and visitors.
4. Dealing with Conflicts of Interest
We must perform our responsibilities and conduct our professional and private business affairs in a manner that will prevent real or perceived conflicts of interest. We owe a duty to BMO to advance its legitimate interests and we must not misuse our positions. We must make sure that we do not personally benefit, directly or indirectly, from any business dealings we undertake on BMO’s behalf, or from any special knowledge we only could have gained on the job.
     (a) What is a Conflict of Interest?
A conflict of interest refers to a situation where any of us (i) has a personal interest which exists that would be likely to adversely affect, or even appear to adversely affect, loyalty to, or judgment on behalf of, BMO or a prospective or actual customer or supplier; (ii) has chosen, or may appear to have chosen, a personal interest over the interests of BMO, or a prospective or actual customer or supplier; or (iii) takes actions or has interests that may make it difficult to perform work for BMO objectively and effectively. The following are key examples of conflicts of interest.
Misuse of Position.
A misuse of position may occur when we use or might be perceived as using our position or connection with BMO, or its property and information, to gain or attempt to gain directly or indirectly a personal benefit or to confer a benefit upon others with whom we have a common interest, whether business or personal — such as family members, friends business associates or colleagues — or to take for ourselves or others opportunities discovered through those means. Similarly, we must not personally benefit from information that comes our way as a result of any position we hold at BMO. A conflict of interest may also arise through involvement in a transaction involving a client or supplier with whom we have a business or personal connection and where we may personally gain, or lose, from the transaction.
Gifts, Benefits and Payments.
Some, but not all, gifts, benefits and payments may also present an actual or potential conflict of interest. The circumstances are important, as is the timing and the nature of the gift or payment. It is important to consider any gift or benefit from a client or supplier or a possible client or supplier as a potential conflict of interest. As a rule of thumb, a gift of more than nominal value is not acceptable. Also we must not give any improper payments, contributions, gifts or benefits to domestic or foreign government officials, customers, suppliers or others. Legal restrictions or outright prohibitions against such practices apply in certain situations and we must ensure that we comply with all applicable requirements. If we are uncertain whether a gift, benefit, contribution or payment is proper or legal under applicable law or this Code we must, prior to it being offered, consult directly with our manager or BMO Corporate Compliance or BMO Law Department.
Outside Business Activities.
Where we engage in outside business activities — such as taking a second job, participating in external activities that are intended for profit (e.g., running our own business), accepting a directorship or generally doing anything for which we are compensated by someone or some organization other than BMO - we must discuss any plans or offers for outside business activities with our manager or BMO Corporate Compliance for prior approval, in accordance with Enterprise policies, so that the potential for any conflicts can be assessed and dealt with appropriately. Typically, outside business activities which compete with any aspect of BMO’s business will be prohibited.
What Should We Do to Avoid Conflicts of Interest?
Where we find ourselves or know of others in circumstances that could reasonably be expected to result in an actual or apparent conflict of interest, this must be promptly discussed with our manager or BMO Corporate Compliance. We must comply with any Enterprise polices that apply to the situation.
5. Conducting Ourselves Appropriately
As employees, we represent BMO to clients, suppliers and the public. As a result, our reputation rests on what they think of us — not only in terms of how competent we are at handling their business, but also on our integrity and how we behave.
     (a) Community Involvement.
We enjoy a long, honourable and very active tradition of community involvement. Such involvement is both encouraged and prized. In support of these activities, BMO may also authorise us to spend work time and resources on organizing community affairs, such as charity events.
When considering whether to serve as a director of religious, educational, cultural, social and philanthropic entities or non-profit corporations - including those set up to administer personal or family financial affairs — it is wise to ensure that nothing we do there conflicts with BMO’s best interests. While such conflicts are unlikely, we owe it to ourselves, BMO and our organization-of-

choice to personally check out that possibility.
     (b) Political Involvement.
We all have the right to participate in politics, both as candidates and as supporters of candidates, political parties and causes. However, when running for office, or supporting others running for office, or backing a cause, it is important to make it clear that the activity is personal and that BMO is not involved. As well, we must observe all applicable laws, restrictions and prohibitions governing corporate or individual contributions to political parties, public officials, candidates or causes. Such activities should not interfere with our duties at BMO, or put us in a conflict of interest situation involving BMO. Also, we do not entertain any preferential treatment when entering into any banking transaction with a political party, constituency association, candidate, leadership contestant or any other public official (including a public official’s family or related business enterprises).
     (c) Public Expression of Personal Views.
It is acceptable to express personal views anywhere at any time, as long as it is clear we are not speaking on behalf of BMO. Before publicly expressing views on matters that could affect BMO, we should discuss the information with our manager and in some instances we should request the involvement of the Media and Public Relations Department or Corporate Communications. This precautionary measure is especially important for someone such as a branch or community banking manager who may have developed a public image as a spokesperson for BMO. And, as always, confidential information should remain confidential.
     (d) Substance Abuse.
While BMO believes it has no place in the private lives of employees, there are certain actions that simply cannot be allowed to spill over into the workplace, with use of illegal drugs, and abuse of drugs and/or alcohol topping the list. Alcohol and drugs - misused prescription drugs as well as the illicit variety - have a negative impact on performance. In our business, where clear thinking and decisive action are the order of every day, and where our reputation is also very much at stake, drug or alcohol impairment on the job must be treated as an extremely serious matter. Except under special circumstances such as sanctioned and supervised receptions, alcohol use is prohibited on BMO property. In addition, the use or possession of illicit drugs on BMO property may lead to disciplinary action, including termination of employment, as well as criminal charges.
6. Changes and Waivers
Generally, any waiver sought of this Code must be approved by our manager, and the applicable executive, and be reported to BMO Corporate Compliance for concurrence. Any waivers of this Code for directors and officers may only be granted in writing by the Chair of the Board of the Bank of Montreal (the “Board”) or the appropriate Board Committee with the prior approval of the Board or the appropriate Board Committee. The Board or the appropriate Board Committee will not grant such waivers except under exceptional circumstances. Waivers of this Code granted by the Board or the appropriate Board Committee, as well as any changes to this Code, shall be disclosed in a timely manner as required by applicable law, rule or regulation.
7. Being Part of the Solution
     (a) Who is Accountable for Complying with this Code?
This Code applies to all employees, officers and directors of BMO. We are all held accountable for complying with this Code as well as all other applicable Enterprise policies. Individual business and corporate areas within the Enterprise may issue additional policies that provide more specific guidance about certain practices related to those particular areas. Employees should speak with their manager for more information about any additional Policies with which they are responsible for complying. Key Enterprise polices supporting the principles contained in this Code are set out in the FirstPrinciples website.
     (b) What is the Process for Reporting, Receiving, Retaining And Handling Concerns We Raise?
If we suspect an actual or potential breach of this Code — whether it be a conflict of interest, a breach of applicable law, regulations, rules or what appears to be unethical, fraudulent or other illegal behaviour on the part of a colleague — we must do something about it. Why? Because by simply looking away, we become part of the problem. In order to be part of the solution, we must all be alert to activities that may point to a breach of any laws, rules, regulations, any Enterprise policies or this Code.
If we know of or suspect such breaches, either by ourselves personally or another individual, we must immediately report to any one of the appropriate persons and departments indicated on the directory provided on the FirstPrinciples website or contact our manager or BMO Corporate Compliance for guidance. Those persons and departments are responsible for appropriately receiving, retaining, handling and, where appropriate, reporting and escalating verbal and written complaints and reports in relation to such matters in accordance with Enterprise policies. If we have already taken a concern to the appropriate persons and departments referred to above and we are not satisfied with the response, we should promptly refer the matter to BMO’s Ombudsman.
     (c) Can We Report Breaches of the Code on a Confidential, Anonymous Basis?
If we wish to report a potential or actual breach of this Code on a confidential, anonymous basis we should promptly submit a verbal or written report to the appropriate persons and departments who receive such confidential, anonymous reports as indicated on the directory provided on the FirstPrinciples website.
In all cases, if we have concerns regarding questionable accounting, internal accounting controls or auditing matters we must immediately submit a verbal or written report to BMO’s Ombudsman and we are entitled to do so on a confidential, anonymous basis. BMO’s Ombudsman is unbiased, impartial and independent and is committed to ensuring that all concerns are resolved fairly and in a timely manner. BMO’s Ombudsman will act as an intermediary reporting directly to the Board or the appropriate Board Committee to resolve complaints or issues raised by employees relating to accounting, internal accounting controls and auditing matters. BMO has established procedures for the receipt, retention and handling of complaints and submissions concerning accounting, internal accounting controls, or auditing matters received by the Ombudsman.
     (d) Where can we go for Guidance?
If we are unsure of the best way to proceed on reporting or making complaints relating to potential or actual breaches of this Code, we must immediately consult any one of the appropriate persons and departments indicated on the directory provided on the FirstPrinciples website, our manager or BMO Corporate Compliance.
     (e) Whistleblower Protection and Prohibition Against Retaliation.

Protecting People Who Report.
Those who, in good faith, report such irregularities discussed above will be protected by BMO. Likewise, if any of us believes that we may have contravened this Code ourselves, we should report it to our manager, any one of the appropriate persons and departments indicated on the directory provided on the FirstPrinciples website, or to BMO Corporate Compliance as soon as possible. Furthermore, if any of us wants to take issue with a policy or practice of BMO that we feel is in conflict with FirstPrinciples we should speak up.
These are shared principles and the commitment to uphold them needs to come from us all. Where a complaint is found to be vexatious or made in bad faith, disciplinary action will be taken, up to and including dismissal of the complainant.
Participating in and Providing Information to Investigations and Proceedings.
No one at BMO is permitted to retaliate against any BMO employee because of any lawful act we have done to provide, or cause the provision of, information or otherwise assist or participate in any applicable investigation or proceeding.
Applicable investigations or proceedings are those conducted by BMO or by a government, regulatory or law enforcement agency or authority relating to what that person reasonably believes is a violation of any applicable laws, rules or regulations — such violations include violations of securities laws or any wage or discrimination laws, or an act of fraud.
Providing Information to Law Enforcement Authorities.
We must also not take, nor may we threaten or permit the taking of, any retaliatory action against any BMO employee with the intent to compel that person to abstain from providing information to a law enforcement agency or authority about an offence that he or she believes has been or is being committed by BMO or any of us. Nor may we retaliate against that person because he or she has provided information to a law enforcement agency authority.
What is Meant by ‘Retaliation’?
Retaliation includes disciplining, firing, demoting, suspending, harassing, intimidating, discriminating or undertaking any other adverse measures against an individual who has engaged in a course of lawful and appropriate conduct in accordance with this Code and its associated policies and procedures.
8. Consequences of Violations of this Code
Any violation of this Code may result in disciplinary action, taking into account the seriousness of the violation as well as any failure to cooperate in any investigation in relation to any violation. Disciplinary action can include, but is not limited to, counseling, an impact on the applicable individual’s record or remuneration, suspension or termination of employment, pursuit of any and all remedies available to BMO for any damages or harm resulting to it from a violation (including injunctive relief), and referral to the appropriate legal or regulatory body. Generally, any employee who seriously breaches BMO policy will be dismissed. Where applicable, Corporate Security will refer the matter to the police.

1	Terms such as “BMO” and “We” are used throughout FirstPrinciples. In all such circumstances, these terms shall be deemed to describe the activities and responsibilities of the Directors, officers and the employees of all legal entities comprising BMO Financial Group, referred in BMO’s corporate policies as the “Enterprise”.